December 22, 2014

VIA EDGAR

Public Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: **Matthews International Funds**
File No. 811-08510

Ladies and Gentlemen:

On behalf of Matthews International Funds (the "Trust"), enclosed for filing, pursuant to Rule 17g-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1)   a copy of Endorsement No. 11 to the Trust's fidelity bond (the "Fidelity Bond") amending the Name of Assured of the Declarations for the Fidelity Bond to include Matthews A Share Selections Fund, LLC (the "Company"), effective July 31, 2014 (so amended, the "Amended Fidelity Bond");

2)   a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust (the "Board") held on November 21, 2014, at which the Board and a majority of the Trustees who are not "interested persons" of the Trust as such term is defined in Section 2(a)(19) of the 1940 Act approved and ratified the addition of the Company as an insured to the Fidelity Bond and the Amended Fidelity Bond; and

3)   a copy of the Joint Fidelity Bond Premium Allocation and Recovery Agreement, effective as of July 31, 2014, as required by paragraph (f) of the Rule.

The annual premium of $9,188 was paid by the Trust for the period commencing December 15, 2013 and ending December 15, 2014, and the addition of the Company to the Fidelity Bond did not change such annual premium paid by the Trust. No premium was charged to the Company for the period commencing July 31, 2014 and ending December 15, 2014. If the Trust had not been named as an insured under the Amended Fidelity Bond on a joint basis with the Company, the Trust would have provided and maintained a single insured bond in the amount of $2,500,000, in accordance with paragraph (d) of the Rule.

Please contact the undersigned at (415) 955-8138 if you have any questions.

Sincerely,

/s/ Timothy B. Parker
Timothy B. Parker
Vice President

cc: Manoj T. Pombra
          David Hearth, Esq.

FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 82047477

NAME OF ASSURED: MATTHEWS INTERNATIONAL FUNDS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Matthews A Share Selections Fund, LLC

This Endorsement applies to loss discovered after 12:01 a.m. on July 31, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2014

By _____
Authorized Representative

APPROVAL AND RATIFICATION OF FIDELITY BOND AND APPROVAL OF RELATED SHARING AGREEMENT

Suggested Resolutions:

WHEREAS, in accordance with Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17g-1 promulgated thereunder, Matthews International Funds (the "Trust") is required to maintain with a reputable fidelity insurance company a fidelity bond policy covering larceny and embezzlement;

WHEREAS, at a meeting of the Board of Trustees of the Trust (the "Board") held on November 19, 2013, the Trustees who are not "interested persons" of the Trust as such term is defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees") and the full Board approved the renewal, for a premium of $9,188, of the fidelity bond coverage for the period December 15, 2013 to December 15, 2014 for the Trust issued through Chubb Group of Insurance Companies with a $2,5000,000 aggregate limit of liability (the "2014 Bond");

WHEREAS, effective July 31, 2014, the 2014 Bond was amended to add Matthews A Share Selections Fund, LLC (the "Company") as an insured without changing any other terms of the 2014 Bond, including the amount (*i.e.*, $2,500,000), type, form and coverage of the 2014 Bond and the premium of $9,188 for the 2014 Bond, which has been or will be paid solely by the Trust (the "Amended 2014 Bond");

WHEREAS, the Independent Trustees and the full Board have determined that the Amended 2014 Bond is reasonable and in the best interests of the Trust; and

WHEREAS, the Independent Trustees and the full Board have been presented with, and have reviewed, the proposed Joint Fidelity Bond Premium Allocation and Recovery Agreement effective July 31, 2014 between the Trust and the Company (the "Bond Premium Allocation Agreement") and have determined that the Bond Premium Allocation Agreement, which provides that in the event recovery is received under a joint bond as a result of a loss sustained by the Trust and one or more other named insureds, the Trust will receive an equitable and proportionate share of the recovery that is at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1), is fair and reasonable to the Trust and satisfies the requirements of Rule 17g-1;

NOW, THEREFORE, BE IT

RESOLVED, that the Amended 2014 Bond be, and it hereby is, approved, ratified and confirmed in all respects; and it is further

RESOLVED, that the Bond Premium Allocation Agreement, in substantially the form presented at this Meeting, be, and it hereby is, approved, ratified and confirmed; and it is further

RESOLVED, that an officer of the Trust shall make all necessary filings with the SEC and give such notice as is required under Rule 17g-1(g) under the 1940 Act; and it is further

RESOLVED, that all actions previously taken by any officer or Trustee of the Trust in connection with the foregoing resolutions are hereby adopted, ratified, confirmed and approved in all respects.

Matthews Asia Funds
Matthews A Share Selections Fund, LLC

Joint Fidelity Bond Premium Allocation and Recovery Agreement

THIS JOINT FIDELITY BOND PREMIUM ALLOCATION AND RECOVERY AGREEMENT (this "Agreement") by and between Matthews International Funds, a Delaware statutory trust d/b/a Matthews Asia Funds (the "Trust"), and Matthews A Share Selections Fund, LLC, a Delaware limited liability company (the "Company"), relating to the Bond (as defined below), is effective as of July 31, 2014. Each party to this Agreement, including the Trust, the Company and such other persons that become joint insureds under the Bond and that become parties to this Agreement in accordance with this Agreement, is hereinafter referred to individually as an "Insured Party" and collectively as the "Insured Parties."

A.   The Trust and the Company, each registered under the Investment Company Act of 1940, as amended (the "1940 Act"), on behalf of their respective series, propose to be named as joint insureds under the terms of a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the Trust and the Company, who may singly, or jointly with others, have access to securities or funds of the Trust and/or the Company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities (the "Bond"); and

B.   The Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust, as that term is defined by Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), have determined that the Trust's participation in the Bond is in the best interests of the Trust; and

C.   The Board of Directors of the Company, including a majority of the Directors who are not "interested persons" of the Company, as that term is defined by Section 2(a)(19) of the 1940 Act (the "Independent Directors"), have determined that the Company's participation in the Bond is in the best interests of the Company; and

D.   Each of the Insured Parties now desires to enter into this Agreement pursuant to Rule 17g-1(f).

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1.   <u>Payment of Premium</u>.

The premium due under the Bond shall be allocated between the Trust and the Company in the discretion of the Independent Trustees and the Independent Directors, upon recommendation by the investment adviser to the Trust and the Company, after taking all relevant factors into consideration, including, but not limited to, those factors set forth in Rule 17g-1(e) under the 1940 Act.

2. <u>Recovery</u>.

 (a) In the event recovery is received under the Bond as a result of a loss sustained by one Insured Party only, such recovery shall be paid to such Insured Party alone.

 (b) In the event recovery is received under the Bond as a result of a loss sustained by an Insured Party and one or more other Insured Parties, the Insured Party shall receive an equitable and proportionate share of the recovery that is at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3. <u>Termination notice</u>.

This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint fidelity bond and shall apply to the Bond and any renewal or replacement thereof. It shall continue until terminated by any party upon the giving of not less than sixty (60) days' prior notice to the other parties in writing.

4. <u>Additional persons</u>.

Additional persons who shall become joint insureds under the Bond shall become a party to this Agreement by an amendment to this Agreement or by the execution and adoption of a rider hereto.

5. <u>Governing law</u>.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their duly authorized officers effective as of the date first above written.

**MATTHEWS INTERNATIONAL
FUNDS**

By: _____

Name: _____

Title: _____

**MATTHEWS A SHARE
SELECTIONS FUND, LLC**

By: _____

Name: _____

Title: _____